FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Brussels, 25 June 2003

Press Release

Electrabel takes a 17.86% stake in Compagnie Nationale du Rhône

As a European energy company, Electrabel is developing its product and service offering across Europe.

In this connection, Electrabel aims to play a major role on the French market, which represents a volume of approximately 470 TWh and will be 70% open to competition as of July 2004. It is Electrabel’s ambition to ultimately take about 10% of the deregulated market in France.

In August 2001, Electrabel founded a joint commercial subsidiary—Energie du Rhône—in conjunction with Compagnie Nationale du Rhône, the second largest electricity generator in France.

Based in Lyon, Energie du Rhône acts on behalf of its two parent companies to commercialize the electricity generated by CNR as well as the electricity which Electrabel sells in France. It also offers eligible customers a wide range of energy services.

Last November, Electrabel concluded a commercial and industrial cooperation agreement with Société Hydroélectrique du Midi (SHEM), a subsidiary of SNCF. Under this agreement, started on 1 May 2003, Electrabel buys all of SHEM’s annual electricity output (773 MW generation capacity installed in 49 hydropower stations), as well as programming SHEM’s generation operations. SHEM’s peak capacity is a valuable supplement to the energy which Electrabel sells via Energie du Rhône.

Following recent developments in French legislation, it is now possible for a private shareholder – in this case Electrabel – to take a stake in CNR under two conditions: the shareholding may not exceed 50% and is subject to the publication of an implementing decree.

As the implementing decree was published in the Law Gazette on 17 June 2003, Electrabel took a 17.86% shareholding in CNR. On 25 June 2003, Electrabel attended the first CNR general shareholders’ meeting in its capacity of shareholder.

Electrabel’s membership in the Suez group contributed greatly to the successful conclusion of this project .

According to Willy Bosmans, CEO of Electrabel: “This is a key step in Electrabel’s strategy on the French market. This shareholding reinforces the strategic cooperation agreement between Electrabel and CNR while further diversifying Electrabel’s generating facilities, both geographically and in terms of using renewable energies. The agreement also consolidates our role as a leading private operator on the French electricity market. It also provides an additional guarantee for the reliability and quality of our offerings to the to eligible French customers.”

Electrabel, a European supplier of global customised energy solutions

Electrabel is a leading European energy company and number one on the Benelux market. The company is seizing the opportunity afforded by the opening up of the electricity and natural gas market to develop its range of energy products and services throughout Europe. It offers every customer a high-quality, local service via commercial subsidiaries and partnerships with local operators. Electrabel aims to double its 1999 volume of electricity sales by 2004.

In Europe, Electrabel operates diversified generating facilities totalling more than 27,000 MW and is active in trading on all energy markets. In Belgium, the company operates electricity and natural gas distribution networks on behalf of distribution system operators.

Electrabel is part of Tractebel, a Suez subsidiary active in the international energy and services sector.

Press:	Investor relations:
Fernand Grifnée Tel: +32 2 518 63 34 fernand.grifnee@electrabel.com	Patrick H. De Vos Tel: +32 2 518 65 90 patrick.devos@electrabel.com

Lutgart Vande Velde Tel: +32 2 518 63 47 lutgart.vandevelde@electrabel.com	Jan Van Brabant Tel: +32 2 518 65 99 jan.vanbrabant@electrabel.com

www.electrabel.com
Dit persbericht is ook beschikbaar in het Nederlands. This press release is also available in English.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : June 26, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary